TUYYO FOODS

Community-Backed Modern Latin Food Company



tuyyofoods.com Los Angeles, CA

Highlights

1. $1.5M Lifetime sales with projected sales of $453k in 2026 (July-Dec) (not guaranteed)
2. Sold at Whole Foods, Sprouts, Walmart, Fresh Thyme Market, Erewhon, Amazon, & 1,000+ retailers
3. Whole Foods is our retail partner and one of our investors!
4. Winning team: 8 pitch competitions, 2 trade show awards, 10 accelerators including Target & PepsiCo
5. 100% Latina & Native American Owned
6. Featured in Whole Foods: The Whole Story, Forbes, Today Show, Food & Wine, Nasdaq, The Kitchn
7. Products sold nationwide with distribution partners including KeHe, UNFI, Lipari
8. Over 98k followers & subscribers across all platforms

Featured Investor



Arno Hesse
Syndicate Lead

Follow

Invested $11,111

All about strengthening communities by rebuilding local economies,starting with sustainable food and regenerative agriculture. Slow Money investor. Co-Convener of FOOD FUNDED Regenerate, Member of The Angel Group.
credibles.co

"Tuyyo Foods has a clear understanding of the market, from a business and cultural perspective. Its leadership of three Latina cofounders, each with their own startup experience, know how to craft relevant and superb products (tastebuds approve!), bring great competences for execution to the table, and tell the authentic story to its target market.

As investors in this community round, we will participate in Tuyyo's growing success by getting paid with a share of their success, without having to wait or rush for an exit. Let's back them to build a legacy!"

& 61 more

Team



Regina Trillo Co-Founder, CEO & COO

Northwestern Law graduate with over 14 years of experience in immigration law, regulatory compliance, and scaling businesses through 3x annual growth. "50 Latinas who are innovating to sustainably & deliciously, feed the world" (Forbes).



Stefanie Turner Co-Founder & CCO

Former Whole Foods Market Forager with over 20 years of CPG experience working in sales, procurement, and retail operations. Featured on Nasdaq as a Latina Business Disruptor. Received her Executive MBA from Emory University.



Jocelyn Ramirez Co-Founder & CMO

Bestselling cookbook author, New York Times recipe contributor, 4x pitch competition winner.

chefjocelynramirez.com

Pitch Deck


TUYYO
FOR THE PLANET
MINORITY BUSINESS
WOMEN OWNED
Regina Trillo, Co-Founder, CEO & COO
Stefanie Garcia Turner, Co-Founder & CCO
jocelyn ramirez, Co-Founder & CMO

Tuyyo Foods: 3 Experienced Latina & Native American Founders Building the Modern Latin Food Brand, Backed by Community, Growing In a $100B Market

INVEST IN TUYYO FOODS!

Heritage rooted bold Latin flavor with a mission to elevate our culture. Back a company with proven success in 1,000+ retail doors, 3 experienced founders, and bold authentic flavors.

Summary

Why now: Hispanic consumers hold $1.9T in buying power and are the fastest-growing population in the U.S., with 52% actively seeking culturally authentic brands. The global Hispanic food market is projected to hit $90.1B by 2033, and the opportunity goes beyond one demographic: 85% of Hispanic flavor growth is already driven by non-Hispanic consumers, proof that authentic Latin flavor has broad, largely untapped mainstream appeal. Other brands have tried to deliver on this and missed. Tuyyo is doing it right, with better-for-you ingredients, real cultural roots, and products already in 1,100+ retail doors including Whole Foods, H-E-B, Walmart, and Erewhon.

Why we'll succeed: Most startups bet on a first-time team. We're combining three

businesses that have already proven demand in the market. Together, we've secured national distribution, developed award-winning products, earned national media recognition and built loyal consumer communities. By combining our expertise, relationships, and complementary product portfolios, we've significantly reduced execution risk while creating a stronger platform for long-term growth.

How you grow with us: This is a revenue share investment, not equity. Back the company now, and as Tuyyo grows, you get paid back 1.5x your investment, starting 18 months after our Wefunder closes.

Our products: Our multi-category portfolio includes products that celebrate Latin American culture. Our hero: instant agua fresca with electrolytes, a Latin American staple, reinvented and made with real fruit. Next up: high-protein/fiber snacks, taco seasonings, and mole pastes, plus two zero-added-sugar agua frescas dropping in 2027.

The Opportunity

Authentic Latin food has a real shot right now, and most brands chasing it are getting it wrong.

Investing in Tuyyo means investing in a brand with purpose, in a community that's been overlooked for too long, and in a future where the businesses we love actually give back to the people who love them.

Mexican food is everywhere in the U.S., but authentic Latin food culture is still misrepresented on most grocery shelves. Brands have tried to capture this appetite with watered-down flavor and shortcuts on ingredients. It hasn't worked, because it isn't real.

Tuyyo was built to change that with products people's abuelitas would actually recognize, already proving out at scale: 1,100+ national and regional retail doors, features in The New York Times, Bon Appétit, and Food & Wine, and a combined community of 98,000+ engaged followers.


Building The Modern Latin Table
CONVENIENT
FUNCTIONAL
AUTHENTIC CULTURE
TUYYO


OUR CONSUMER
Health-Conscious Women
GENERATION
Other 11%
Gen X 25%
Millennials 64%
GENDER
Men 4%
Women 96%
ETHNICITY
Other 5%
White 40%
Latine 55%
HISPANIC CONSUMERS
($1.9T Buying Power, 2023)
71% Fastest growing population
45% Buy based on values
$90.1B Global Hispanic food market by 2033
52% Want culturally authentic brands
NON-HISPANIC CONSUMERS
Hispanic flavors category growth is driven by non-Hispanic consumers. It has broad, mainstream appeal that remains largely untapped.
85% Non Hispanic
*Nielsen 2018-2025, PEW 2024, Food Business News 2024


MARKETING
Brand Momentum
Social Media 89K FOLLOWERS
Newsletter 9K SUBSCRIBERS
Pitch Competitions 8 PITCHES WON
FEATURED
The New York Times
FOOD&WINE
Los Angeles
Forbes


The Washington Post
Los Angeles Times
thrillist
bon appétit
New York
TODAY
USA TODAY
delish
Nasdaq
CHEF-CRAFTED FLAVOR
Jocelyn is a published cookbook author & recognized chef
WINNING TEAM
8 major wins between Nexty Awards, SFA Awards & pitch competitions
Winner:
TUYYO

Our Products

Our portfolio includes 10 SKUs across 3 categories with our instant agua fresca as our hero products.

Bringing bold Latin flavors to grocery shelves across the country, we provide everything that is needed for your table. Enjoy refreshing agua fresca while you munch on delicious tacos. Add a side of Crunchito snack chips and your dinner will turn into a delicious easy meal!


OUR FOCUS AREA
Agua Fresca Hero Products
NEW TO MARKET STICK PACKS
RETAIL TRANSITION
ELECTROLYTES
DTC FOCUS
NEW ACCOUNT ACTIVATIONS
TUYYO
MANGO ELECTROLYTE AGUA FRESCA
HIBISCUS ELECTROLYTE AGUA FRESCA
STRAWBERRY ELECTROLYTE AGUA FRESCA
HORCHATA ELECTROLYTE AGUA FRESCA


Functional & Authentic Flavor
Vegan, Non-GMO, Gluten Free, All Natural
JALAPEÑO CRUNCHITOS
MEXICAN LIME CRUNCHITOS
CHURRO CRUNCHITOS
CHIPOTLE CRUNCHITOS
FUNCTIONAL BEVERAGES
CRUNCHITOS SNACKS
TACO SEASONING


MEET OUR HERO
Agua Fresca
NEW TO MARKET STICK PACKS
REAL FRUIT & ELECTROLYTES
DTC FOCUS
NEW ACCOUNT ACTIVATIONS
RETAIL TRANSITION

Why We'll Succeed

Consumers want more flavor and authenticity. We built one focused platform to deliver it. Led by three experienced founders who know how to execute.

Each founder has spent years building and running their own food brands before joining forces. Rather than compete for the same shelf space, they combined their brands, their retail relationships, and their operating experience into one stronger platform.

Behind that opportunity is a team of experienced operators, finance and legal talent, and a notable graphic designer behind some of the food industry's most successful brands, all aligned under one cohesive identity and one focused platform.

That means Tuyyo isn't starting from zero. It's starting from three track records, one unified team, and a business already selling nationwide.


MEET THE FOUNDERS
Expertise in Three Key Areas
TUYYO
REGINA TRILLO
CEO & Chief Operations Officer
• Northwestern University Law School
• 18 years in intellectual property, immigration law, human rights law, contracts & regulatory compliance
Expertise:
• Logistics
• Manufacturing
• Contracts & negotiations
• Financial performance & KPIs
STEFANIE GARCIA TURNER
Chief Commercial Officer
• Emory University Goizueta Business School Executive MBA
• 20 years F&B industry veteran
• Former Whole Foods Market Forager
Expertise:
• Business development
• Product-market alignment
• Market intelligence
• Sales performance
JOCELYN RAMIREZ
Chief Marketing Officer
• Woodbury University MBA
• Chef, published cookbook author, & New York Times recipe contributor
• Social media & culinary influencer
Expertise:
• Brand strategy & identity
• Content & communications
• Customer insights & research
• Demand generation

How You Grow With Us

As we grow, you grow. Your investment builds wealth alongside our sales.

Thanks to recent changes in securities laws, everyday investors, not just the wealthy, can back a brand they believe in and share in its growth. When you invest in Tuyyo, you're not buying a piece of the company; you're stepping in as a lender who shares in our revenue as it comes in.

- **Minimum investment:** $100, open to everyone
- **Revenue share:** 1.5% of quarterly net revenue, paid back to you
- **Repayment cap:** 1.5x your original investment
- **Timeline:** payments begin 18 months after the round closes, continuing quarterly until you're repaid

In plain terms: back it up with $1,000, and as Tuyyo scales, you're paid back from revenue until you've received $1,500. No exit event required, no waiting for a sale or Initial Public Offering (IPO).


HERE'S WHAT THAT REVENUE SHARES INVESTMENT ACTUALLY LOOKS LIKE:
Revenue share investment means you get paid a % of revenue aligned with performance.
You don't have to wait for a company exit to see a return on your investment like equity financing.
You invest as little as $100, directly through Wefunder.
We repay you after 18 months, and begin returning your investment through a percentage of our quarterly revenue.
We grow, starting with Whole Foods shelves in Northern California and the Rocky Mountains next month.
You get paid back up to 1.5x your original investment.

A seat at the table has always been our love language. Our name "TU Y YO" means "you and me" — because we know we can't do this without our community getting behind us. If you've backed us individually already, we're so grateful. With your investment, we start this new chapter, because *lo mío es tuyo:* what's mine is yours.



yours
Lo Mio Es
What's mine is...
TUYO
TU Y YO
you
and
me



Ojo de Dios
An eye of God symbol is a sign protection used by the Huichol peoples of western Mexico.
protection
remembering our roots
honoring ancestors

Category Data

Not only is there market potential but we are the only ones positioned to take advantage of the growth by offering trending products with a fresh perspective. With the growth of the Latino demographic, and the increase in popularity of ethnic cuisine, the time is right for products like ours to break through and provide something new and authentic.

Compound Annual Growth Rate (CAGR) measures the mean annual growth rate of an investment or business metric over a specified period longer than one year, assuming steady compounding.



MARKET OPPORTUNITY
Global Flavors Growth
2025
2031
FUNCTIONAL BEVERAGES
2026-27 FOCUS PRODUCTS
Functional, culture-forward brands outperforming
$45B
7.6% CAGR
$70B
$2B
Agua Fresca
SAVORY SNACKS
"Other salty snacks" fastest growing subcategory
$30B
4.7% CAGR
$39B
SEASONINGS & SAUCES
Premium & global flavors driving growth
$21B
4.9% CAGR
$28B
$96B
COMBINED TAM
$137B
ADDRESSABLE MARKET BY 2031
6.5% CAGR
Global Hispanic foods thru 2033
SAM $9.0B (2028: $10.6B) 16-state footprint
SOM $7.0B (2028: $8.3B) 8-state current footprint
*Nielsen 2023-2025

Growing Momentum

Together, our brands are in over **1,100 national and regional retail doors**, including Whole Foods Market, H-E-B, Walmart, Fresh Thyme Market, Meijer, and Erewhon

Whole Foods Market, H-E-B, Walmart, Fresh Thyme Market, Meijer, and Erewhon.

Our award-winning products have been featured in The New York Times, Bon Appétit, and Food & Wine, and built a combined community of over **98,000 engaged followers.**



BUSINESS MODEL
Retail Growth
Revenue
Gross Profit
EBITDA
6
5
4
3
2
1
0
-1
$5M
$2M
$450K
50%
49%
44%
12%
(82%)
(12%)
Y1
Y2
Y3
TUYYO
2026
WHOLE FOODS MARKET
LIPARI
BUSCH'S
shopify
UNFI
UPNEXT
meijer
Central Market
FRESH THYME MARKET
FAIRE
2027
SPROUTS FARMERS MARKET
H-E-B
Gelson's
LAZY ACRES natural market
THE FRESH MARKET
2028
Walmart
COSTCO WHOLESALE

Why We're Better

TUYYO not only delivers on flavor, our products stand up to the competition and provide what customers are looking for with allergen friendly offerings, Non-GMO verified ingredients, and zero artificial flavors, preservatives, and colors.



COMPARISON
Why We Stand Out
CRUNCHITOS
TUYYO
Takis
GOYA
High Protein & Fiber
Seed Oil Free
Sugar Free
Real Ingredients
AGUA FRESCA
TUYYO
LIQUID I.V.
KLASS
Non-GMO Verified
Real Fruit
Allergen Friendly
Dye Free
MOLE PASTE
TUYYO
Doña María
GOYA
La Costeña
Seed Oil Free
Non-GMO Verified
Allergen Friendly
Gluten Free
SEASONINGS
TUYYO
OLD EL PASO
14+ Spices
Non-GMO Verified
Umami Ingredients
Gluten Free

Why Customers Love Us

We're not the only ones who think our products are delicious! Our loyal customers have been enjoying them for years and the foods have found their way onto family tables across the U.S.



Muy Excited Fans
Tera Schreiber Verified
Yum!
I love these delicious, healthy snacks! A nice balance of protein and carbs, very satisfying, and so yummy with a satisfying crunch!
7 months ago
Fantastic!
I love the taste of the Agua Fresca Mix! It tastes better than the aquas found in most restaurants; those taste fake.
Lorrie A.
Brownsville, TX
tben84
Whole Family Loved The Flavor
Reviewed in the United States on December 2, 2025
Flavor Name: Al Pastor | Size: 0.63 Ounce (Pack of 6) | Verified Purchase
I had some pork tenderloins in the freezer that needed to be used so bought this for al pastor night. Everyone raved about how good it tasted. Will be purchasing again.
Alexandra Briseno Verified
Flavorful
My family and I love these so much! Especially the lime flavor!
Chevanese Lewin
Tasty
Reviewed in the United States on August 2, 2025
Flavor Name: Variety Pack | Size: 0.63 Ounce (Pack of 3) | Verified Purchase
Very tasty better than generic taco seasoning!
Wonderful!
I've only had horchata a few times do I want sure what to expect but this was really good! Grandkids loved it too so we will definitely buy more in the future!! But the can guess a long way!!!
Tonya R.
Andover, KS
Laura Lindley-Gutierrez Verified
Perfection!
These snacks hit all the perfect notes for me- crunchy, healthy, DELICIOUS! I actually hid them in the back of the snack cupboard so I could have a few packs before my kids found them :)

How We're Using the Funding

Be part of this growth and this next chapter with us. Join our mission to honor our Latin roots by elevating our cultural foods using better-for-you ingredients, with community at the center. We believe you should have a stake in the growth of the companies you back - that's how we build wealth for our families.

Capital raised through this campaign fuels four priorities:

1. **Retail expansion:** deeper distribution and in-store execution across existing and new retail partners
2. **Marketing and brand building:** in-store demos, digital marketing, and community growth
3. **Operations and Cost of Goods Sold (COGS) reduction:** scaling production efficiencies to improve margins across the unified platform
4. **New product development:** expanding the lineup over the next 18 months

This is only the beginning. With your investment, we'll bring our newly merged product line into existing retail doors, strengthen our content across social, launch a stronger subscription membership, and more.

Let's build generational wealth and create more space for authentic Latin foods on shelf, together!


WEFUNDER CAMPAIGN
Strategic Investment
USE OF FUNDS
WeFunder
Revenue Share
Raise
$500,000
Redemption Value
1.5%
Max Payout Cap
1.5x
Inventory / Working Capital 32%
Supplies/ Equipment 4%
Operating Expenses 64%
Y1 - Y2 MILESTONES
• 1,000+ Doors
• $450k revenue
• 5-7% Margin improvement
• E-commerce 20% growth

Now it's your turn. With your investment, you'll back us as we build the next global brand of Latin foods. One that represents our culture, spotlights our flavors, and brings people together the way only good food can.

FAQs

Question: What is Tuyyo Foods and what makes it different?

Tuyyo Foods is a Latino-founded food brand celebrating Latin food culture through better-for-you products — from high protein and fiber Crunchitos snack sticks and Agua Fresca electrolytes made with real fruit and chef-curated seasonings. Our name means tu y yo (you and me) — an open invitation to share a seat at our family's table.

Despite Mexican cuisine and Taco Tuesday becoming a cultural staple across the U.S., authentic Latin food culture remains largely misrepresented on grocery shelves. Tuyyo was built to change that. Formed through the intentional merger of Tuyyo, Nemi Snacks and Todo Verde, Tuyyo is a unified, multi-product CPG platform — a structure that is rare in the industry and rooted in purpose. Three Latina and Native American co-founders chose collaboration over competition, building something together that none of us could have built alone. Today, we reach consumers where they are across DTC, retail, and foodservice channels.

Question: What type of investment is a Revenue Share Loan?

This offering uses a Revenue Share Loan which is a type of promissory note where investors are paid back from a percentage of Tuyyo's revenues over time. It is not equity (you won't own shares), but it is designed to give investors regular cash returns tied directly to our business performance plus interest.

Think of it this way: if you invest $1,000, after 18 months Tuyyo will begin paying you back on this investment amount with a portion of our revenue. You will be paid back until your money is returned to you up to a maximum of 1.5x your investment. In this example you will get paid $1,500 for your initial $1,000 investment.

Question: How is this different from buying equity in the company?

Here is the key distinction:

Equity investing means you own a small piece of the company. Your return depends on the company's long-term value growing via a sale, IPO, or buyout. You may wait years for a return, but the upside can be significant.

Revenue Share Loan investing means you are a lender, not an owner. You receive regular cash payments from revenues. Your maximum return is capped at the repayment multiple, but you start seeing returns in 18 months (following the close of the round) and you do not need to wait for an exit event.

Question: What is the minimum investment and who can invest?

This is a Regulation CF (crowdfunding) offering, which means anyone can invest! The minimum amount you can invest is $100. This is one of the things we love most about Wefunder: it opens investing in Latino-led food brands to the communities that love and support us most.

Question: When will investors be paid back?

Payments will begin 18 months after the round closes. Tuyyo will pay back 1.5% of its Net Revenue in quarterly payments to investors. Payments will be facilitated through Wefunder. You can reference Wefunder's information page to learn more about Revenue Shares HERE.

Question: What will the funds be used for?

Capital raised through this Wefunder campaign will fuel Tuyyo's continued growth across several priorities:

- Retail expansion — deeper distribution and in-store execution across existing and new retail partners
- Marketing and brand building — in-store demos, digital marketing, and community-building
- Operations and COGS reduction — scaling production efficiencies to improve margins across the unified Tuyyo platform
- New product development — expanding the product lineup over the next 18 months

Question: I have a question that is not listed here, where can I ask it?

There is a section at the top of the Wefunder page, right under the video titled "Ask A Question". Please feel free to ask any questions you have here!